Exhibit 99.1

Obsidian Energy Announces First Quarter 2026 Results

•
Average production of 28,733 boe/d in the first quarter, generated $61.0 million of funds flow from operations
•
Active development program in Peace River and Willesden Green while advancing strategic heavy oil waterflood initiatives
•
Renewed normal course issuer bid and repurchased and cancelled ~1.5 million shares

CALGARY, May 7, 2026 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report our operating and financial results for the first quarter of 2026.

	Three months ended March 31
	2026	2025
FINANCIAL
(millions, except per share amounts)
Cash flow from operating activities	$40.0	$96.7
Basic per share ($/share)[1]	0.59	1.32
Diluted per share ($/share)[1]	0.59	1.27
Funds flow from operations[2]	61.0	100.1
Basic per share ($/share)[3]	0.91	1.36
Diluted per share ($/share)[3]	0.91	1.31
Net income (loss)	(18.7)	15.4
Basic per share ($/share)	(0.28)	0.21
Diluted per share ($/share)	(0.28)	0.20
Capital expenditures	79.7	128.4
Property acquisitions	0.6	-
Decommissioning expenditures	1.7	6.6
Long-term debt	245.3	350.4
Net debt[2]	$279.8	$459.9

OPERATIONS
Daily Production
Light oil (bbl/d)	6,189	12,727
Heavy oil (bbl/d)	12,390	10,887
NGL (bbl/d)	2,088	3,072
Natural gas (mmcf/d)	48	70
Total production[4] (boe/d)	28,733	38,416

Average sales price (before hedging)[1]
Light oil ($/bbl)	$97.23	$99.46
Heavy oil ($/bbl)	69.40	70.14
NGL ($/bbl)	37.11	53.49
Natural gas ($/mcf)	$2.38	$2.18

Netback ($/boe)
Sales price	$57.57	$61.11
Risk management gain (loss)	(5.96)	0.78
Net sales price	51.61	61.89
Royalties	(5.00)	(8.22)
Transportation	(5.25)	(4.85)
Net operating costs[3]	(14.60)	(15.72)
Netback[3] ($/boe)	$26.76	$33.10

(1)
Supplementary financial measure. See ‘Non-GAAP and Other Financial Measures’.
(2)
Non-GAAP financial measure. See ’Non-GAAP and Other Financial Measures’.
(3)
Non-GAAP ratio. See ’Non-GAAP and Other Financial Measures’.
(4)
Please refer to the 'Oil and Gas Information Advisory' section below for information regarding the term "boe".

PRESIDENTS MESSAGE

“Obsidian Energy had an active first quarter in 2026, marked by disciplined capital investment, additional operational progress, and continued shareholder returns via share purchases under the Company’s normal course issuer bid ("NCIB"), commented Stephen Loukas, Obsidian Energy's President and CEO. “We maintained a robust drilling program in both Peace River and Willesden Green balancing our heavy and light oil opportunities while progressing on our waterflood initiatives with new injectors and pilot projects at Peace River as we further enhance our long-term recovery initiatives. Our development program resulted in strong initial production rates, with some of the highest oil quality we’ve seen in Peace River and led to average production of 28,733 boe/d for the quarter. Funds flow from operations ("FFO") was ahead of budgeted expectations for the quarter at $61.0 million supported by stronger oil prices in March, mainly due to the conflict in the Middle East."

“We renewed our NCIB in March and repurchased and cancelled ~1.5 million shares during the quarter. Since the inception of our NCIB in 2023, we have retired ~23% of our outstanding shares, demonstrating our commitment to taking advantage of market dynamics when our shares traded at a material discount to intrinsic value. Additionally, in the quarter, we expanded purchases under our prepaid equity forward program and entered into contracts on a total of ~1.2 million shares. With ~5.1 million shares now under contract, we now have an aggregate exposure of ~8% of total shares outstanding at an average price of $9.56 per share under this program. This allowed us to fully mitigate the increase in share-based compensation expense that would have resulted from the significant appreciation in our share price during the quarter, leading to a reduction in volatility in FFO."

Mr. Loukas continued, “With the recent volatility in the Middle East driving significantly higher near-term WTI prices and tighter light oil differentials, as well as an increase to the 2027 WTI pricing curve, we are in the process of planning a material increase to our 2026 capital budget in the second half as we look to add incremental high-netback oil-weighted volumes after the disposition of our Pembina asset in April 2025. The increase in capital expenditures will be focused on driving production growth across both our light and heavy oil assets, as well as a further increase to our waterflood initiatives in Peace River. The Company expects to release revised capital guidance during the week of May 25th."

2026 FIRST QUARTER Highlights

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Funds Flow from Operations – The Company generated FFO of $61.0 million ($0.91 per share basic) compared to $100.1 million ($1.36 per share basic) in the first quarter of 2025. The decrease was largely driven by lower production post the disposition of the Company's Pembina assets in April 2025 (the "Pembina Disposition"). FFO in the first quarter of 2026 was aided by an increase in oil prices in March mainly due to the conflict in the Middle East.

•
Capital Program – Capital activities consisted of development drilling in both Peace River (Clearwater) and Willesden Green (Belly River) in addition to continued progress on our waterflood initiatives in Peace River. Capital expenditures totaled $79.7 million (2025: $128.4 million), while decommissioning expenditures totaled $1.7 million (2025: $6.6 million).
•
Net Operating Costs – Net operating costs were lower in the first quarter of 2026 at $14.60 per boe compared to $15.72 per boe in 2025, mainly due to the sale of our higher cost production as part of the Pembina Disposition, partially offset by the growth in our Peace River production base, which has higher water handling costs. We have implemented a number of water handling initiatives to help reduce trucking costs, which will continue to be a focus as we further expand our Peace River operations.
•
G&A Costs – General and administrative (“G&A”) costs on an absolute basis were $5.5 million for the first quarter of 2026 compared to $5.6 million in the first quarter of 2025. On a per boe basis, G&A costs increased to $2.12 per boe in the first quarter of 2026 compared to $1.61 per boe in 2025 given our lower production levels as a result of the Pembina Disposition.
•
Net Debt – Net debt levels increased to $279.8 million at March 31, 2026, compared to $240.1 million at December 31, 2025 mainly due to our capital activity as well as share buyback activity under our NCIB.
o
Subsequent to March 31, 2026, the Company completed our semi-annual borrowing base redetermination in April, the aggregate amount available under the syndicated credit facility remained at $235.0 million and the revolving period and maturity dates are now set at May 31, 2027 and May 31, 2028, respectively.
•
Active Share Buyback Program – The Company renewed our NCIB in March 2026 upon its expiry. In the first quarter of 2026, a total of approximately 1.5 million shares were repurchased and cancelled for $18.1 million (at an average price of $12.07 per share) in 2026.
o
We have repurchased and cancelled approximately 18.8 million shares or 23% of our outstanding shares when our NCIB program began in 2023 at an average price of $8.68 per share for $162.9 million.
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Prepaid Equity Forward Program – We continued to enter prepaid equity forward contracts on our shares.
o
We entered into prepaid equity forward contracts on a total of 1,155,000 shares during the first quarter of 2026 for $11.4 million or $9.93 per share. Subsequent to March 31, 2026, we entered into contracts on an incremental 630,000 shares for $8.7 million or $13.89 per share.
o
Since launching this initiative in 2025, the Company has entered into prepaid equity forward contracts covering 5,125,000 shares at an attractive weighted average price of $9.56 per share. These contracts mature in 2028 and 2029, however, we have the ability to monetize or extend them at our discretion, which provides the Company additional flexibility.
•
Net Income – The Company recorded a net loss of $18.7 million (($0.28) per share basic) in the first quarter of 2026 compared to net income of $15.4 million ($0.21 per share basic) in 2025. In 2026, the net loss was mainly the result of a realized and unrealized risk management loss on our outstanding hedging position due to the rapid rise in oil prices in March.

2026 FIRST QUARTER OPERATIONAL HIGHLIGHTS

The Company had an active capital program during the quarter as we balanced development drilling in both Peace River and Willesden Green while continuing to advance our waterflood initiatives in Peace River. Key highlights by area are as follows:

Heavy Oil Highlights

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Waterflood Initiatives Progressing – Expanded waterflood injection in Dawson as well as the construction of waterflood pilots at both Nampa and West Dawson which are expected to be on injection in May 2026.
•
High Oil Quality – Development drilling in Peace River delivered strong production results at both our West Dawson 09-21 Clearwater pad and the Nampa 06-28 Clearwater pad, where we achieved some of the highest oil quality seen to date in the area. The second and third wells that were recently brought on production at the West Dawson 09-21 Clearwater pad have subsequently encountered even higher quality oil. Initial production rates on the 6 (6.0 net) wells spud and brought on production in the first half of the year.
o
West Dawson 09-21 Clearwater pad now with three wells (3.0 net) producing.
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First well: IP30: 285 boe/d (100% oil) 16.5 API, 766 cP.
•
Second and Third wells: average IP23: 306 boe/d (100% oil) with one well at 17.0 API, 699 cP and the other at 17.2 API, 553 cP.
o
Nampa 06-28 Clearwater pad – 1 (1.0 net) well with an average IP30 of 141 boe/d (100% oil) per well.
o
Cadotte 14-33 Bluesky pad – 1 (1.0 net) well with an average IP30 of 196 boe/d (100% oil) per well.
o
HVS 13-08 Bluesky pad – 1 (1.0 net) well with an average IP30 of 146 boe/d (99% oil) per well. (This well is a limited lateral length, infield well drill).

Light Oil Highlights

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IP120's Increasing in Belly River – Development activity in Open Creek (Belly River formation) continues to deliver encouraging results, with our 11-28 two-well pad producing over 1,000 boe/d in April. Notably, as the wells stabilize, performance has strengthened over time, with IP120 rates exceeding IP30 results.
o
Open Creek 06-33 Belly River pad – 2 (2.0) wells with an average IP30 per well of 199 boe/d (86% liquids) and average IP120 per well of 288 boe/d (69% liquids).
o
Open Creek 11-28 Belly River pad – 2 (2.0) wells with an average IP30 per well of 303 boe/d (78% liquids) and average IP60 per well of 366 boe/d (72% liquids).
o
Open Creek 06-04 Belly River pad – 3 (3.0) wells came on production mid-April with encouraging results thus far. These wells are displaying clean up production profiles consistent with our offsetting strong Belly River producers.

•
Strong Results in Open Creek (Cardium) – In February, we successfully brought on production the Open Creek wells (Cardium formation) drilled at the end of 2025. Following the consolidation of our working interest in 2025, this area is demonstrating strong potential, and we are well positioned to continue growing production.
o
Open Creek 11-15 pad – 4 (4.0) wells with an average IP30 per well of 523 boe/d (79% liquids).

For further details of our recent capital activities, please refer to our press release on April 13, 2026 "Obsidian Energy Announces Operational Update".

Operated Wells Rig Released and On Production – The Company drilled 16 operated wells, including injectors, during the first quarter of 2026. In addition, the Company had non-operated working interests in 4 (1.8 net) wells that were drilled by various partners during the period. Our summary of drilling activity is as follows:

Total Gross (Net) Wells	Operated Wells Rig Released	Operated Wells On Production
Heavy Oil Assets
Peace River (Bluesky)	2 (2.0)	2 (2.0)
Peace River (Clearwater)	5 (5.0)	3 (3.0)
Light Oil Assets
Willesden Green (Cardium)	-	4 (4.0)
Willesden Green (Belly River)	5 (5.0)	2 (2.0)
	12 (12.0)	11 (11.0)
EXPLORATION/APPRAISAL WELLS
Injector Wells	4 (4.0)	-
	4 (4.0)	-

TOTAL OPERATED WELLS	16 (16.0)	11 (11.0)

HEDGING UPDATE

Currently, we have the following contracts outstanding on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price (US$/bbl)
Oil
WTI Swap	13,100	May 2026	$67.45
WTI Swap	12,075	June 2026	71.56
WTI Swap	8,950	July 2026	76.15
WTI Swap	2,250	August 2026	81.20
WTI Swap	1,375	September 2026	82.14
WTI Collar	750	June 2026	86.00 - 92.25
WTI Collar	5,050	August 2026	$80.25 - 87.69

Type	Notional Amount ($millions)	Remaining Term	Price (C$)
FX forward contract	19.6	May 2026	$1.3700
FX forward contract	20.3	June 2026	1.3732
FX forward contract	19.2	July 2026	1.3714
FX forward contract	18.5	August 2026	1.3715
FX forward contract	4.0	September 2026	$1.3750

Type	Volume (mcf/d)	Remaining Term	Price (C$/mcf)
Natural Gas
AECO Swap	35,377	May 2026 - October 2026	$2.68
AECO Swap	4,739	November 2026 - March 2027	$3.31

Type	Share Volume	Remaining Term (1)	Price (C$)
Equity
Equity Forward Contract	720,000	September 2028	$8.89
Equity Forward Contract	1,300,000	October 2028	8.72
Equity Forward Contract	550,000	November 2028	8.43
Equity Forward Contract	715,000	December 2028	8.31
Equity Forward Contract	450,000	January 2029	8.76
Equity Forward Contract	680,000	February 2029	10.18
Equity Forward Contract	710,000	April 2029	$13.82

Total share volume	5,125,000	Weighted average price	$9.56

(1)
The Company can settle the contract, or a portion of the contract, at any time.

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation on our website, www.obsidianenergy.com, in due course.

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The interim consolidated financial statements and MD&A for the three months ended March 31, 2026, will be available in due course on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section ’Non-GAAP and Other Financial Measures’ in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; netback; and free cash flow (“FCF”). These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

For a reconciliation of FFO to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of netback to sales price, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

For a reconciliation of FCF to cash flow from operating activities, being our nearest measure prescribed by IFRS, see ’Non-GAAP Measures Reconciliations’ below.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share) and diluted per share ($/share)), which use FFO as a component; net operating costs ($/boe), which uses net operating costs as a component; netback ($/boe), which uses netback as a component; and net debt to FFO, which uses net debt and FFO as components. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measures are supplementary financial measures: average sales price; cash flow from operating activities (basic per share and diluted per share); and G&A costs ($/boe). See the disclosure under the section ’Non-GAAP and Other Financial Measures’ in our MD&A for the three months ended March 31, 2026, for an explanation of the composition of these measures.

Non-GAAP Measures Reconciliations

Cash Flow from Operating Activities, FFO and FCF

	Three months ended March 31
(millions, except per share amounts)	2026	2025
Cash flow from operating activities	$40.0	$96.7
Change in non-cash working capital	(12.1)	(5.8)
Decommissioning expenditures	1.7	6.6
Equity forward contracts	31.2	-
Onerous office lease settlements	-	0.7
Deferred financing costs	(0.4)	(0.4)
Restructuring charges	0.2	0.1
Transaction costs	-	2.2
Other expenses	0.4	-
FFO	61.0	100.1
Capital expenditures	(79.7)	(128.4)
Decommissioning expenditures	(1.7)	(6.6)
Free Cash Flow	$(20.4)	$(34.9)

Netback to Sales Price

	Three months ended March 31
(millions)	2026	2025
Sales price	$148.9	$211.3
Risk management gain (loss)	(15.4)	2.7
Royalties	(12.9)	(28.4)
Transportation	(13.6)	(16.8)
Net operating costs	(37.6)	(54.4)
Netback	$69.4	$114.4

Net Operating Costs to Operating Costs

	Three months ended March 31
(millions)	2026	2025
Operating costs	$41.2	$59.0
Less processing fees	(2.1)	(2.8)
Less road use recoveries	(1.5)	(1.8)
Net operating costs	$37.6	$54.4

Net Debt to Long-Term Debt

	As at March 31
(millions)	2026	2025
Long-term debt
Syndicated credit facility	$74.0	$239.5
Senior unsecured notes (8.125%, maturing December 3, 2030)	175.0	-
Senior unsecured notes (11.95%, maturing July 27, 2027)	-	114.2
Unamortized discount of senior unsecured notes	-	(1.0)
Deferred financing costs	(3.7)	(2.3)
Total	245.3	350.4

Working capital deficiency
Cash	(1.5)	(0.3)
Accounts receivable	(90.5)	(86.0)
Prepaid expenses and other	(11.3)	(15.2)
Prepaid equity forward contracts[1]	(59.3)	-
Accounts payable and accrued liabilities	197.1	211.0
Total	34.5	109.5

Net debt	$279.8	$459.9

(1)
The Company includes prepaid equity forward contracts in our working capital deficiency given we have paid for these contracts upon entering them and the corresponding share-based compensation liabilities are included in Accounts Payable and Accrued Liabilities.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
cP	Centipoise	GJ	gigajoule

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: when we expect to release revised capital guidance and what the focus of that expenditure will be; our water handling initiatives to help reduce trucking costs in our expanding Peace River operations; the terms and condition of our semi-annual borrowing base; the expected timing for injection of our waterflood program; our hedges; and that we will file our updated corporate presentation and interim consolidated financial statements and MD&A on our website, SEDAR+ and EDGAR in due course.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our Notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

The future acquisition by the Company of the Company's common shares pursuant to its share buyback program (including through its NCIB), if any, and the level thereof is uncertain. Any decision to acquire common shares of the Company pursuant to the share buyback program will be subject to the discretion of the board of directors of the Company and may depend on a variety of factors, including, without limitation, the Company's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on the Company under applicable corporate law. There can be no assurance of the number of common shares of the Company that the Company will acquire pursuant to its share buyback program, if any, in the future.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; risks associated with the mandatory joint review of the Canada-United States-Mexico Agreement ("CUSMA") on July 1, 2026, including the risk that the members ultimately withdrawing from CUSMA, which could result in a significant increase in trade barriers, which could in turn have a material adverse effect on the Canadian and U.S. economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our Notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our Notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or Notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our Notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East, particularly between Iran, the United States and Israel; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com